UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Central Federal Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

15346Q103

(CUSIP Number)

Reid S. Buerger, 7111 Valley Green Road, Fort Washington, PA 19034, 877-836-8300

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q103	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Uni Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 410,784 (See Item 5)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 410,784 (See Item 5)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,784 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

*         The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Uni Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 410,784 (See Item 5)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 410,784 (See Item 5)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,784 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

*         The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Reid S. Buerger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 410,784 (See Item 5)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 410,784 (See Item 5)
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,784 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

*         The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Central Federal Corporation, a corporation duly organized under the laws of the state of Delaware (the “Company”). The Company’s principal executive offices are located at 2923 Smith Road, Fairlawn, Ohio 44333.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”).

(a)-(f) The reporting persons for the purposes of this Statement (each, a “Reporting Person” and collectively, the “Reporting Persons”) are as follows:

Name: Uni Capital LP (“Uni Capital”)
Place of Organization: Delaware
Principal Business: Investments
Address: 7111 Valley Green Road, Fort Washington, PA 19034
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Uni Capital GP LLC (“GP”)
Place of Organization: Delaware
Principal Business: General Partner of Uni Capital
Address: 7111 Valley Green Road, Fort Washington, PA 19034
Criminal Proceedings:  None
Applicable Civil, Judicial or Administrative Proceedings:  None

Name: Reid S. Buerger
Business Address: 7111 Valley Green Road, Fort Washington, PA 19034
Principal Occupation: Entrepreneur
Employer/Principal Business/Address: GP/General Partner of Uni Capital/7111 Valley Green Road, Fort Washington, PA 19034
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The shares of common stock reported in this Schedule 13D are owned directly by Uni Capital.  GP is the general partner of Uni Capital, and Mr. Buerger is the sole Board member of GP, and they therefore may be deemed to have beneficial ownership of the shares owned directly by Uni Capital.

Item 3. Source and Amount of Funds or Other Consideration.

In acquiring 410,784 shares of Common Stock owned by Uni Capital, Uni Capital expended approximately $2,294,138 (including commissions) of its investment funds.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Common Stock subject to this Report for investment purposes.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

•	acquire additional Common Stock through open market purchases or otherwise;
•	sell Common Stock through the open market or otherwise; or
•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

As part of the Reporting Persons’ ongoing review of their investments in the Common Stock, the Reporting Persons have participated, and intend to participate, in discussions with various parties, including, without limitation, the Company’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Company’s affairs and strategic alternatives.

Based on the above discussions or inquiries that the Reporting Persons may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market investment conditions, the Reporting Persons or one of their affiliates may determine to pursue various strategic alternatives in respect of their investments in the Company.  Such actions may include, without limitation, direct or indirect participation in the following:

•	forming and conducting potential strategic developments and plans related to the Company, including regarding business relationships with the Reporting Persons or one of their affiliates;
•	making recommendations to the Company’s Board of Directors and management of the Company concerning various business strategies, strategic transactions or other matters;
•	effecting other significant transactions with respect to the Company, including an acquisition; or
•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by any Reporting Person or one of their affiliates, as applicable.  Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of August 21, 2008, the Reporting Persons directly or indirectly beneficially owned an aggregate of 410,784 shares of Common Stock, representing approximately 10.0% of the outstanding shares of Common Stock.

As to each separate Reporting Person:

•	Uni Capital owns 410,784 shares of Common Stock directly.
•	GP is the general partner of Uni Capital and Mr. Buerger is the sole Board member of GP, and they therefore may be deemed to have beneficial ownership of the shares owned directly by Uni Capital.

The percentages of Common Stock owned for the Reporting Persons, as reported above, are based on an aggregate of 4,102,662 shares of Common Stock outstanding as of July 31, 2008, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2008.

(b)  The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2008

UNI CAPITAL LP

By:	/s/ Reid S. Buerger
Name:	Uni Capital GP LLC
Title:	General Partner

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger
Title:	Sole Member

UNI CAPITAL GP LLP

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger
Title:	Sole Member

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger

Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

                The undersigned hereby agree as follows:

                                (i)            Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

                                (ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 22, 2008	UNI CAPITAL LP

	By:	Uni Capital GP LLC
	Title:	General Partner

	By:	/s/ Reid S. Buerger
	Title:	Sole Member

UNI CAPITAL GP LLC

	By:	/s/ Reid S. Buerger
	Title:	Sole Member

/s/ Reid S. Buerger